SpeechSwitch, Inc.
                                 750 Highway 34
                            Matawan, New Jersey 07747



                                 August 3, 2005


VIA EDGAR and FACSIMILE (202-772-9210)
--------------------------------------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

      Re:   SpeechSwitch, Inc.
            Registration Statement on Form SB-2
            SEC File No. 333-120507
            -----------------------------------

Ladies and Gentlemen:

            On behalf of SpeechSwitch, Inc. (the "Company"), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m., New York City time, on August 4, 2005 or as soon as practicable thereafter.

            The undersigned, on behalf of the Company, hereby acknowledges that:

            o should the Commission or the Staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

            o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We ask that Marilyn Feuer (telephone 212-715-9149) be advised upon the Registration Statement becoming effective.


                                    Respectfully submitted,



                                    SPEECHSWITCH, INC.


                                    By: /s/ Bruce Knef
                                       -----------------------------
                                       Name:  Bruce Knef
                                       Title: President and CEO

cc: Marilyn Feuer